Filed by Universal Compression Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Iliad Holdings, Inc.
Commission File No. 333-141695

INTEROFFICE MEMORANDUM

DATE:	June 4, 2007

TO:	All Employees

FROM:	Stephen A. Snider

SUBJECT:	Merger News — Announcing Exterran

Ever since we announced the proposed merger of Hanover Compressor and Universal Compression in early February, I’ve been asked the same question at every company location I’ve visited: What will our new name be after the merger closes?
Today, I am pleased to announce that the name of the merged company will be Exterran.
Pronounced “X-ter-an,” the name stems from words meaning from the earth and we believe this reflects the nature of the energy industry which we proudly serve. Exterran is both the new company’s name and logo.
The selection of this new name was guided by a joint branding/naming task force with members from both Hanover and Universal. The task force worked with a corporate identity firm as well as the core project team, the executive steering committee, legal staffs from Hanover and Universal and outside legal counsel. The process of selecting a new name included extensive customer and employee research.
Beginning with a list of 1,500 prospective names, Exterran was selected from 10 finalists and approved by the core project team, the executive steering committee and the boards of directors of both companies. We chose Exterran because it demonstrates action and the strength and global reach of the new company.
The logo’s primary colors of blue and black represent the two principal energy sources—natural gas and crude oil—that are the primary focus of our customer base. The arching “X” represents the expanded global reach of Exterran as we leverage the combined strengths of both companies to provide a world of opportunity for our employees, customers and shareholders.

The selection of our new name marks another important milestone in our merger planning activities. As the integration process moves along and more information is available to share, we will publish it in print and on our Intranet site. We also invite you to continue to send questions about the proposed merger to mergerquestions@universalcompression.com.
We are embarking on an exciting journey together and are enthusiastic about the future. We’ll continue to keep you updated about Exterran throughout the merger approval process and up until the merger closes, which we still anticipate will occur in the third quarter of 2007. In the meantime, please remember that until we close this proposed merger, both companies remain strong competitors in the marketplace and we must continue to compete vigorously.
And, as always, we ask that you continue your commitment to work safely, and continue delivering the highest quality of service to our customers and superior performance for our shareholders.
Forward-Looking Statements
All statements in this announcement other than historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside Universal’s control, which could cause actual results to differ materially from such statements. Forward-looking information includes, but is not limited to, statements regarding whether and when the transactions contemplated by the merger agreement between Universal and Hanover will be consummated. Among the factors that could cause results to differ materially from those indicated by those forward-looking statements are the result of the review of the proposed merger by various regulatory agencies and any conditions imposed on the new company in connection with consummation of the merger; failure to receive the approval of the merger by the stockholders of Hanover and Universal and the satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement. These forward-looking statements are also affected by the risk factors, forward-looking statements and challenges and uncertainties described in Universal’s Annual Report on Form 10-K for the year ended December 31, 2006, as amended, and those set forth from time to time in Universal’s filings with the Securities and Exchange Commission, which are available through Universal’s website www.universalcompression.com. Universal expressly disclaims any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events, or otherwise, except as required by law.
Additional Information
In connection with the proposed merger of Universal Compression Holdings, Inc. and Hanover Compressor Company, a registration statement of the new company, Iliad Holdings, Inc., which includes preliminary proxy statements of Universal and Hanover, and other materials, has been filed with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, WHICH IS AVAILABLE NOW, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER MATERIALS REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT UNIVERSAL, HANOVER, ILIAD HOLDINGS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus when it is available and other documents containing information about Universal and Hanover, without charge, at the SEC’s web site at www.sec.gov, Universal’s web site at www.universalcompression.com, and

Hanover’s web site at www.hanover-co.com. Copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and the SEC filings that are and will be incorporated by reference therein may also be obtained for free by directing a request to either Investor Relations, Universal Compression Holdings, Inc., 713-335-7000 or to Investor Relations, Hanover Compressor Company, 832 554-4856.
Participants in Solicitation
Universal and Hanover and their respective directors, officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the merger. Information about these persons can be found in Universal’s Annual Report on Form 10-K, as amended by Amendment No. 1, as filed with the SEC on March 1, 2007 and April 30, 2007, respectively, and in Hanover’s Annual Report on Form 10-K, as amended by Amendment No. 1, as filed with the SEC on February 28, 2007 and April 30, 2007, respectively. Additional information about the interests of such persons in the solicitation of proxies in respect of the merger is included in the preliminary proxy statement/prospectus that has been filed with the SEC and will be included in the definitive proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.